SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F

Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  July 30, 2007

By: /s/ Victor DiTommaso_________________

       Victor DiTommaso, Vice President Finance

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Intertape Polymer Group Inc. (“Intertape”)

9999 Cavendish Blvd.

Suite 200

Montreal, Québec

H4M 2X5

2.

Date of Material Change

June 28, 2007.

3.

News Release

Intertape issued a news release with respect to the material change on June 29, 2007 via Marketwire.

4.

Summary of Material Change

Intertape has terminated an Arrangement Agreement with respect to the sale of Intertape.  The shareholders of Intertape have elected a new Board of Directors.

5.

Full Description of Material Change

5.1

Full Description of Material Change

The shareholders of Intertape elected Eric E. Baker, Melbourne F. Yull and H. Dale McSween to the Board of Directors at an annual and special meeting of the shareholders of Intertape held on June 28, 2007.

At a meeting held immediately after the shareholders’ meeting, the newly-elected Board of Directors appointed George J. Bunze to the Board of Directors, pursuant to Intertape’s Articles, so that the Board of Directors consists of Eric E. Baker, Melbourne F. Yull, H. Dale McSween and George J. Bunze.

The Board of Directors also appointed Eric E. Baker as Chairman of the Board and Melbourne F. Yull as Executive Director of Intertape Polymer.  H. Dale McSween is no longer the Chief Executive Officer of Intertape.

At the annual and special meeting of the shareholders held on June 28, 2007, the shareholders of Intertape also rejected, by a vote of almost 70%, a special resolution approving an arrangement under section 192 of the Canada Business Corporations Act involving Intertape, its shareholders, Intertape Polymer Inc., ECP GP II Inc., 4398009 Canada Inc. and Tape Holdings Inc., providing for the sale of Intertape.  Intertape has notified the other parties to the Arrangement Agreement dated May 1, 2007 that, as a result, the Arrangement Agreement has been terminated.

5.2

Disclosure for Restructuring Transaction

Not applicable.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

The executive officer who can answer questions regarding this report is Mr. Melbourne F. Yull, Executive Director of Intertape.  Mr. Yull’s business telephone number is (941) 704-3475.

9.

Date of Report

July 3, 2007.